FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 10, 2020, announcing Gilat Report Third Quarter 2020 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 10, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Third Quarter 2020 Results

Petah Tikva, Israel – November 10, 2020 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2020.

Third Quarter Key Financial Highlights

•	Revenues were $37.3 million; compared to $63.4 million in Q3 2019 and similar to that of the previous quarter.

•
GAAP operating loss was $10.9 million compared to operating income of $7.0 million in Q3 2019 and an operating loss of $3.5 million in the previous quarter. The GAAP operating loss in the quarter includes $8.2 million in expenses related to the Comtech merger and litigation and their effects.

•	Non-GAAP operating loss in the quarter was $1.9 million compared with operating income of $7.5 million in Q3 2019 and compared to an operating loss of $2.6 million in the previous quarter.
•
GAAP net loss was $11.6 million, or loss of $0.21 per share, compared with net income of $6.3 million, or income of $0.11 per diluted share in Q3 2019; GAAP net loss in the previous quarter was $4.2 million, or loss of $0.08 per share.

•
Non-GAAP net loss was $2.6 million, or $0.05 per diluted share, compared with net income of $6.8 million, or $0.12 per diluted share, in Q3 2019, and compared with net loss of  $3.3 million, or $0.06 per share, as reported in the prior quarter;

•	Adjusted EBITDA was $0.6 million compared with adjusted EBITDA of $10.1 million in Q3 2019, and adjusted EBITDA of $0.1 million in the previous quarter.

•
Gilat plans to distribute $55 million as a cash dividend, out of which $20 million was declared and will be paid on December 2nd, 2020 and an additional $35 million to be declared subject to court approval.

•	Income from the merger termination and litigation settlement paid by Comtech will be recorded in Q4 2020.

Adi Sfadia, Gilat's Interim CEO, commented, “Albeit our third quarter results were still negatively impacted by the ongoing pandemic’s effect and even more so by the litigation with Comtech, I am very optimistic as we continue to see a recovery in most of our areas of operations. During this quarter we made several significant achievements in our strategic growth engines of Cellular Backhaul, NGSO, and in our business in Peru which have resulted in significant increase in our backlog.

"Gilat continues to lead the market of Cellular Backhaul and we continue to reap the benefits of our cellular backhaul managed service strategy that allows us to enjoy larger contracts with recurring revenue. As an example, in North America we had two such major achievements this quarter. Gilat was awarded $20 Million for a three-year managed-service contract-renewal and expansion from a Tier-1 MNO in the United States and a three-year managed service contract by Southern Linc, for coverage to remote areas as well as emergency response.

"In NGSO and VHTS, we are progressing according to schedule with our partner SES to provide our next generation innovative baseband platform for O3B mPOWER. Throughout the last year, we have been working closely with SES with the joint goal of bringing to market unparalleled customer experience in all target verticals.

"Further, we just announced that SES and Gilat expanded the O3b mPower partnership with a multi-million-dollar follow-on order for high-speed modems. The modems will deliver multi Gbps throughput, targeting high-end services over the O3b mPOWER MEO constellation.

"Lastly, in Peru, we were awarded this quarter a large contract by IPT, a consortium consisting of Telefonica and Facebook among others."

Mr. Sfadia concluded:

"I am pleased with our business accomplishments and with the healthy pipeline of significant and large opportunities and believe that these accomplishments will enable us to demonstrate a sequentially improved fourth quarter, both in terms of revenues and profitability."

Key Recent Announcements
•	SES and Gilat Expand Partnership with Multi-Million-Dollar Follow-on Order for High-Speed Modems
•	Gilat Hires BG (Res.) Eyal Zelinger as Global Defense Vice President and General Manager
•	Gilat Plans to Distribute $55 Million in Dividends to Shareholders
•	Gilat Successfully Demonstrates Carrying 5G Traffic with Outstanding Performance over Thaicom's GEO HTS Satellite
•	US Department of Defense Awards Gilat Multi-Million-Dollar Orders for Military Communications Program
•	Gilat Awarded $20 Million Cellular Backhaul Managed Service Contract Renewal and Expansion from Tier-1 MNO in the United States
•	Gilat Satellite Networks Chosen by Southern Linc for 4G Cellular Backhaul Services
•	Comtech Telecommunications Corp. and Gilat Satellite Networks Ltd. Terminate Merger Agreement and Settle Litigation

Conference call details
Gilat’s management will discuss its third quarter 2020 results and business achievements and participate in a question and answer session:

Date:	Tuesday, November 10, 2020
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-866-744-5399
International: (972) 3-918-0609

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq3-2020.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	November 10, 2020 at 12:00 PM EST / 19:00 IST
End:	November 13, 2020 at 12:00 PM EST / 19:00 IST
Dial-in:	US: 1-888-326-9310
International: (972) 3-925-5904

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation costs and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
GK Investor & Public Relations
gilat@gkir.com
+1 646 688 3559

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September, 30		September, 30
	2020	2019	2020	2019
	Unaudited		Unaudited

Revenues	$123,258	$185,178	$37,270	$63,384
Cost of revenues	95,341	116,369	27,827	40,130

Gross profit	27,917	68,809	9,443	23,254

Research and development expenses	20,215	24,088	6,442	7,596
Less - grants	932	1,610	460	516
Research and development expenses, net	19,283	22,478	5,982	7,080
Selling and marketing expenses	12,337	16,332	3,687	5,044
General and administrative expenses	10,269	13,666	2,478	4,139
Merger, acquisition and related litigation	11,149	-	8,198	-

Total operating expenses	53,038	52,476	20,345	16,263

Operating income (loss)	(25,121)	16,333	(10,902)	6,991

Financial expenses, net	(1,715)	(1,940)	(286)	(540)

Income (loss) before taxes on income	(26,836)	14,393	(11,188)	6,451

Taxes on income	695	1,876	363	163

Net income (loss)	$(27,531)	$12,517	$(11,551)	$6,288

Basic earnings (loss) per share	$(0.50)	$0.23	$(0.21)	$0.11

Diluted earnings (loss) per share	$(0.50)	$0.22	$(0.21)	$0.11

Weighted average number of shares used in computing earnings (loss) per share
Basic	55,506,266	55,329,617	55,520,197	55,463,945
Diluted	55,506,266	56,029,698	55,520,197	56,059,239

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2020			September 30, 2019
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$9,443	28	$9,471	$23,254	68	$23,322
Operating expenses	20,345	(8,950)	11,395	16,263	(433)	15,830
Operating income (loss)	(10,902)	8,978	(1,924)	6,991	501	7,492
Net income (loss)	(11,551)	8,978	(2,573)	6,288	501	6,789

Earnings (loss) per share (basic and diluted)	$(0.21)	$0.16	$(0.05)	$0.11	$0.01	$0.12

Weighted average number of shares used in computing earnings per share
Basic	55,520,197		55,520,197	55,463,945		55,463,945
Diluted	55,520,197		55,520,197	56,059,239		56,179,331

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, Merger, acquisition and related litigation and restructuring and re-organization costs.

	September 30, 2020	September 30, 2019
	Unaudited	Unaudited

GAAP net income (loss)	$(11,551)	$6,288

Gross profit
Non-cash stock-based compensation expenses	21	55
Amortization of intangible assets related to acquisition transactions	7	13
	28	68
Operating expenses
Non-cash stock-based compensation expenses	259	382
Amortization of intangible assets related to acquisition transactions	49	51
Merger, acquisition and related litigation	8,198	-
Restructuring and re-organization costs	444	-
	8,950	433

Non-GAAP net income (loss)	$(2,573)	$6,789

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2020			September 30, 2019
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$27,917	144	$28,061	$68,809	706	$69,515
Operating expenses	53,038	(12,887)	40,151	52,476	(2,339)	50,137
Operating income (loss)	(25,121)	13,031	(12,090)	16,333	3,045	19,378
Net income (loss)	(27,531)	13,031	(14,500)	12,517	3,045	15,562

Basic earnings (loss) per share	$(0.50)	$0.24	$(0.26)	$0.23	$0.05	$0.28
Diluted earnings (loss) per share	$(0.50)	$0.24	$(0.26)	$0.22	$0.06	$0.28

Weighted average number of shares used in computing earnings per share
Basic	55,506,266		55,506,266	55,329,617		55,329,617
Diluted	55,506,266		55,506,266	56,029,698		56,180,242

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, Merger, acquisition and related litigation, trade secrets and other litigation expenses and restructuring and re-organization costs.

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
	Unaudited	Unaudited

GAAP net income (loss)	$(27,531)	$12,517

Gross profit
Non-cash stock-based compensation expenses	127	198
Amortization of intangible assets related to acquisition transactions	17	479
Restructuring and re-organization costs	-	29
	144	706
Operating expenses
Non-cash stock-based compensation expenses	860	1,532
Amortization of intangible assets related to acquisition transactions	150	152
Trade secrets and other litigation expenses	11	100
Merger, acquisition and related litigation	11,149	-
Restructuring and re-organization costs	717	555
	12,887	2,339

Non-GAAP net income (loss)	$(14,500)	$15,562

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Nine months ended		Three months ended
	September 30,		September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

GAAP operating income (loss)	$(25,121)	$16,333	$(10,902)	$6,991
Add:
Non-cash stock-based compensation expenses	987	1,730	280	437
Trade secrets and other litigation expenses	11	100	-	-
Restructuring and re-organization costs	717	585	444	-
Merger, acquisition and related litigation	11,149	-	8,198	-
Depreciation and amortization (*)	7,924	8,413	2,542	2,627

Adjusted EBITDA	$(4,333)	$27,161	$562	$10,055

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Nine months ended		Three months ended
	September 30,		September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

Fixed Networks	$67,587	$94,104	$22,797	$27,268
Mobility Solutions	42,417	70,615	9,210	27,116
Terrestrial Infrastructure Projects	13,254	20,459	5,263	9,000

Total revenue	$123,258	$185,178	$37,270	$63,384

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$51,574	$74,778
Restricted cash	25,628	27,067
Trade receivables, net	26,199	47,731
Contract assets	38,102	23,698
Inventories	31,816	27,203
Other current assets	16,558	23,007

Total current assets	189,877	223,484

LONG-TERM ASSETS:
Long-term restricted cash	40	124
Severance pay funds	6,227	6,831
Deferred taxes	18,329	18,455
Operating lease right-of-use assets	5,665	5,211
Other long term receivables	7,796	10,156

Total long-term assets	38,057	40,777

PROPERTY AND EQUIPMENT, NET	77,618	82,584

INTANGIBLE ASSETS, NET	1,192	1,523

GOODWILL	43,468	43,468

TOTAL ASSETS	$350,212	$391,836

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	September 30,	December 31,
	2020	2019
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,000	$4,096
Trade payables	17,302	20,725
Accrued expenses	54,075	54,676
Advances from customers and deferred revenues	25,908	27,220
Operating lease liabilities	1,940	1,977
Other current liabilities	10,406	12,261

Total current liabilities	113,631	120,955

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	-	4,000
Accrued severance pay	6,493	7,061
Long-term advances from customers	-	2,866
Operating lease liabilities	3,754	3,258
Other long-term liabilities	1,069	108

Total long-term liabilities	11,316	17,293

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,644	2,643
Additional paid-in capital	928,337	927,348
Accumulated other comprehensive loss	(6,830)	(5,048)
Accumulated deficit	(698,886)	(671,355)

Total shareholders' equity	225,265	253,588

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$350,212	$391,836

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$(27,531)	$12,517	$(11,551)	$6,288
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,757	8,247	2,486	2,565
Capital loss from disposal of property and equipment	34	-	11	-
Stock-based compensation of options	987	1,730	280	437
Accrued severance pay, net	37	345	11	(37)
Deferred income taxes, net	101	1,081	(39)	(304)
Decrease (increase) in trade receivables, net	20,852	141	2,488	(2,365)
Decrease (increase) in contract assets	(14,404)	25,408	(6,042)	25,640
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	7,919	(1,419)	1,209	(1,390)
Decrease (increase) in inventories	(5,150)	(7,685)	548	(1,548)
Decrease in trade payables	(3,335)	(4,515)	(2,825)	(8,448)
Increase (decrease) in accrued expenses	(193)	(8,904)	5,616	(1,828)
Increase (decrease) in advance from customers	(4,116)	(9,540)	1,609	(1,135)
Decrease in current and non current liabilities	(219)	(2,659)	(904)	(708)
Net cash provided by (used in) operating activities	(17,261)	14,747	(7,103)	17,167

Cash flows from investing activities:
Purchase of property and equipment	(2,740)	(5,649)	(861)	(2,062)
Net cash used in investing activities	(2,740)	(5,649)	(861)	(2,062)

Cash flows from financing activities:
Exercise of stock options	-	375	-	-
Dividend payment	-	(24,864)	-	-
Repayment of long-term loans	(4,096)	(4,353)	-	(122)
Net cash used in financing activities	(4,096)	(28,842)	-	(122)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(630)	(235)	(91)	(256)

Increase (decrease) in cash, cash equivalents and restricted cash	(24,727)	(19,979)	(8,055)	14,727

Cash, cash equivalents and restricted cash at the beginning of the period	101,969	104,204	85,297	69,498

Cash, cash equivalents and restricted cash at the end of the period	$77,242	$84,225	$77,242	$84,225